Exhibit (L)

PURCHASE AGREEMENT

BlackRock Bond Allocation Target Shares (the “Fund”), a Delaware statutory trust, and BlackRock Funding, Inc. (“BFI”), a Delaware corporation, hereby agree as follows:

1. The Fund hereby offers BFI and BFI hereby purchases 10,000 shares of each of the BATS: Series C, BATS: Series M and BATS: Series S Portfolios (the “Shares”) for $10 per Share. The Fund hereby acknowledges receipt from BFI of funds in full payment for the foregoing Shares.

2. BFI represents and warrants to the Fund that the foregoing Shares are being acquired for investment purposes and not with a view to the distribution thereof.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Purchase Agreement as of October 1, 2004.

BLACKROCK BOND ALLOCATION TARGET SHARES

By:	/s/ Anne Ackerley
Name:	Anne Ackerley
Title:

BLACKROCK FUNDING, INC.

By:	/s/ Anne Ackerley
Name:	Anne Ackerley
Title: